SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TRIUS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89685K 10 0

(CUSIP Number)

W. Stephen Holmes III InterWest Partners 2710 Sand Hill Road, Second Floor Menlo Park, CA 94025 650-854-8585

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons InterWest Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,548,643 shares of Common Stock
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,548,643 shares of Common Stock
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13D (the “Amendment”) is filed by InterWest Partners IX, L.P. (“IWP IX”), InterWest Management Partners IX, LLC (“IMP IX,” together with IWP IX, the “InterWest Entities”), Philip T. Gianos (“Gianos”), W. Stephen Holmes III (“Holmes”), Gilbert H. Kliman (“Kliman”), Arnold L. Oronsky (“Oronsky”), Nina Kjellson (“Kjellson”), Douglas A. Pepper (“Pepper”), Bruce A. Cleveland (“Cleveland”) and Khaled A. Nasr (“Nasr”). Together with the InterWest Entities, Gianos, Holmes, Kliman, Oronsky, Kjellson, Pepper, Cleveland and Nasr are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission (the “Commission”) on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons InterWest Management Partners IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,548,643 shares of Common Stock
	8.	Shared Voting Power
	9.	Sole Dispositive Power 3,548,643 shares of Common Stock
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons Philip T. Gianos
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons W. Stephen Holmes III
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons Gilbert H. Kliman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons Arnold L. Oronsky
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons Nina S. Kjellson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,552 shares of Common Stock (2)
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power 51,552 shares of Common Stock (2)
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,195 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Shares with respect to which Kjellson has sole voting power issuable within 60 days of the date of this filing upon exercise of options held by Kjellson.
(3)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons Bruce Cleveland
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons Khaled Nasr
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

CUSIP No. 89685K 10 0	13D

1.	Name of Reporting Persons Douglas A. Pepper
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 3,548,643 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,548,643 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,548,643 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 7.4% (2)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined above) and amends and restates the Schedule 13D filed with the Commission on August 16, 2010 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Trius Therapeutics, Inc., a Delaware corporation (the “Issuer” or “Trius”). This Amendment is being filed to report the Reporting Persons entered into a Tender and Voting Agreement on July 30, 2013 under which Cubist Pharmaceuticals, Inc. will acquire all outstanding shares of the Issuer (the “Acquisition”). The Reporting Persons have agreed to vote all of the equity owned by them in favor of the Acquisition.

Item 5 of the Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13D is provided as of August 23, 2013:

Reporting Persons	Shares Held Directly (1)		Shares Issuable Upon Exercise of Options Held Directly (1)		Sole Voting Power (1)		Shared Voting Power (1)	Sole Dispositive Power (1)		Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 3)
IWP IX	3,548,643		0		3,548,643		0	3,548,643		0	3,548,643	7.4%
IMP IX (2)	0		0		3,548,643		0	3,548,643		0	3,548,643	7.4%
Gianos (2)	0		0		0		3,548,643	0		3,548,643	3,548,643	7.4%
Holmes (2)	0		0		0		3,548,643	0		3,548,643	3,548,643	7.4%
Kliman (2)	0		0		0		3,548,643	0		3,548,643	3,548,643	7.4%
Oronsky (2)	0		0		0		3,548,643	0		3,548,643	3,548,643	7.4%
Kjellson (2)	51,552	(4)	51,552	(4)	51,552	(4)	3,548,643	51,552	(4)	3,548,643	3,600,195	7.5%
Cleveland (2)	0		0		0		3,548,643	0		3,548,643	3,548,643	7.4%
Nasr (2)	0		0		0		3,548,643	0		3,548,643	3,548,643	7.4%
Pepper (2)	0		0		0		3,548,643	0		3,548,643	3,548,643	7.4%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	IMP IX is the general partner of IWP IX, and owns no securities of the Issuer directly. Gianos, Holmes, Kliman and Oronsky are Managing Directors of IMP IX, and Kjellson, Pepper, Cleveland and Nasr are Venture Members of IMP IX and share voting and dispositive power over the shares held by IWP IX, and may be deemed to own beneficially the shares held by IWP IX. Gianos, Holmes, Kliman, Oronsky, Pepper, Cleveland and Nasr own no securities of the Issuer directly as of the date of this filing.

(3)	This percentage is calculated based upon 48,268,557 shares of the Issuer’s Common Stock outstanding (as of August 1, 2013), as set forth in the Issuer’s Form 10-Q filed with the Commission on August 7, 2013.
(4)	Kjellson, a Venture Member of IMP IX and a director of the Issuer, has sole voting power issuable within 60 days of the date of this filing upon exercise of options held by Kjellson.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

B.	Tender and Voting Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2013

INTERWEST PARTNERS IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes III
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

S-1

SCHEDULE I

Managers:

Philip T. Gianos

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

W. Stephen Holmes III

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Gilbert H. Kliman

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Arnold L. Oronsky

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Managing Director of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Venture Members:

Nina S. Kjellson

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Douglas A. Pepper

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Bruce A. Cleveland

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Khaled A. Nasr

c/o InterWest Partners

2710 Sand Hill Road, Suite 200

Menlo Park, California 94025

Principal Occupation: Venture Member of IMP IX, which serves as the general partner of InterWest IX

Citizenship: United States of America

Schedule I-1

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

B.	Tender and Voting Agreement.

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: August 23, 2013

INTERWEST PARTNERS IX, L.P.

By:	InterWest Management Partners IX, LLC
Its:	General Partner

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

INTERWEST MANAGEMENT PARTNERS IX, LLC

By:	/s/ W. Stephen Holmes III
W. STEPHEN HOLMES III
Managing Director

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Philip T. Gianos

/s/ W. Stephen Holmes III
W. Stephen Holmes III

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Gilbert H. Kliman

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Arnold L. Oronsky

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Nina Kjellson

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Douglas A. Pepper

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Bruce A. Cleveland

/s/ Karen A. Wilson
Karen A. Wilson, Attorney-in-Fact for Khaled A. Nasr

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit B

TENDER AND VOTING AGREEMENT

THIS TENDER AND VOTING AGREEMENT (this “Agreement”) dated [                    ], 2013, is entered into between [PARENT], a Delaware corporation (“Parent”), [MERGER SUB], a Delaware corporation and direct or indirect wholly owned subsidiary of Parent (“Purchaser”), and                                         , (“Stockholder”), with respect to (i) the shares of common stock, par value $0.0001 per share (the “Shares”), of [COMPANY] a Delaware corporation (the “Company”), (ii) all securities exchangeable, exercisable or convertible into Shares, and (iii) any securities issued or exchanged with respect to such Shares, and upon any recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up or combination of the securities of the Company or upon any other change in the Company’s capital structure, in each case whether now owned or hereafter acquired by the Stockholder (collectively, the “Securities”).

W I T N E S S E T H:

WHEREAS, Parent, Purchaser and the Company have entered into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, other than to lower the price to be paid in the Offer or Merger, the “Merger Agreement”) pursuant to which Purchaser has agreed to make a cash tender offer described therein and thereafter merge with and into the Company (the “Merger”) with the result that the Company becomes a wholly owned subsidiary of Parent;

WHEREAS, as of the date hereof, Stockholder beneficially owns and has the power to dispose of the Securities set forth on Schedule I hereto and has the power to vote the Shares set forth thereon;

WHEREAS, Parent and Purchaser desire to enter into this Agreement in connection with their efforts to consummate the acquisition of the Company;

WHEREAS, capitalized terms used in this Agreement and not defined have the meaning given to such terms in the Merger Agreement.

NOW, THEREFORE, in contemplation of the foregoing and in consideration of the mutual agreements, covenants, representations and warranties contained herein and intending to be legally bound hereby, the parties hereto agree as follows:

1. Certain Covenants.

1.1 Lock-Up. Subject to Section 1.5, except as contemplated by the Merger Agreement, Stockholder hereby covenants and agrees that between the date hereof and the Termination Date, Stockholder will not (a) directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Securities, or agree to do any of the foregoing, or (b) take any action which would have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, in connection with any transfer not involving or relating to any Acquisition Proposal (as defined in the Merger Agreement), Stockholder may transfer any or all of the Securities as follows: (i) in the case of a Stockholder that is an entity, to any parent entity, subsidiary or affiliate under common control with such Stockholder, or to a partner or member of Stockholder, and (ii) in the case of a Stockholder that is an individual, to Stockholder’s spouse, ancestors, descendants or any trust for any of their benefits or to a charitable trust; provided, however, that in any such case, prior to and as a condition to the effectiveness of such transfer, (x) each person to which any of such Securities or any interest in any of such Securities is or may be transferred shall have executed and delivered to Parent and Purchaser a counterpart to this Agreement pursuant to which such person shall be bound by all of the terms and provisions of this Agreement1, and (y) this Agreement shall be the legal, valid and binding agreement of such person, enforceable against such person in accordance with its terms.

[1]	NTD: Clause “b” deleted as redundant with clause “a”.

1.2 RESERVED

1.3 Certain Events. This Agreement and the obligations hereunder will attach to the Securities and will be binding upon any person to which legal or beneficial ownership of any or all of the Securities passes, whether by operation of Law or otherwise, including without limitation, Stockholder’s successors or assigns. This Agreement and the obligations hereunder will also attach to any additional Shares or other Securities of the Company issued to or acquired by Stockholder.

1.4 Grant of Proxy; Voting Agreement.

(a) The Stockholder has revoked or terminated any proxies, voting agreements or similar arrangements previously given or entered into with respect to the Securities and hereby irrevocably appoints Parent as proxy for Stockholder to vote the Securities for Stockholder and in Stockholder’s name, place and stead, at any annual or special meeting, or at any adjournment thereof or pursuant to any consent of the holders of the Shares, in lieu of a meeting or otherwise, whether before or after the Acceptance Time (as defined in the Merger Agreement), for the adoption of the Merger Agreement and against any Acquisition Proposal. Stockholder may vote the Securities in its sole discretion on all other matters not referred to in this Section 1.4(a), and Parent may not exercise this proxy with respect to such other matters. The parties acknowledge and agree that neither Parent, nor Parent’s successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including reasonable attorney’s fees) and compensation of any kind or nature whatsoever to Stockholder in connection with or as a result of any voting by Parent of the Securities or any execution of any consent in accordance with this Section 1.4(a). The parties acknowledge that, pursuant to the authority hereby granted under the irrevocable proxy, Parent may vote the Securities in furtherance of its own interests, and Parent is not acting as a fiduciary for Stockholder.

(b) Notwithstanding the foregoing grant to Parent of the irrevocable proxy, if Parent elects not to exercise its rights to vote the Securities pursuant to the irrevocable proxy, Stockholder agrees to vote the Securities during the term of this Agreement in favor of or give its consent to, as applicable, a proposal to adopt the Merger Agreement and otherwise as described in Section 1.4(a) at any annual or special meeting or action of the holders of the Shares in lieu of a meeting or otherwise.

(c) This irrevocable proxy shall not be terminated by any act of Stockholder or by operation of law, whether by the death or incapacity of Stockholder or by the occurrence of any other event or events (including, without limiting the foregoing, the termination of any trust or estate for which Stockholder is acting as a fiduciary or fiduciaries or the dissolution or liquidation of any corporation or partnership). If between the execution hereof and the Termination Date, Stockholder should die or become incapacitated, or if any trust or estate holding the Securities should be terminated, or if any corporation or partnership holding the Securities should be dissolved or liquidated, or if any other such similar event or events shall occur before the Termination Date, certificates representing the Securities shall be delivered by or on behalf of Stockholder in accordance with the terms and conditions of the Merger Agreement and this Agreement, and actions taken by Parent hereunder shall be as valid as if such death, incapacity, termination, dissolution, liquidation or other similar event or events had not occurred, regardless of whether or not Parent has received notice of such death, incapacity, termination, dissolution, liquidation or other event.

(d) The irrevocable proxy granted pursuant to this Section 1.4 will terminate on the Termination Date.

1.5 Tender of Securities. Stockholder agrees, in exchange for the consideration described in the Merger Agreement, to tender the Shares beneficially owned as of the date hereof and set forth on Schedule I hereto to Purchaser in the Offer as soon as practicable following the commencement of the Offer, and in any event not later than fifteen (15) business days following the commencement of the Offer, or if Stockholder has not received the Offer Documents by such time, within two (2) business days following Stockholder’s receipt of such Offer Documents but in any event prior to the Expiration Date. Unless this Agreement has been terminated in accordance with its terms, Stockholder shall not withdraw any such Shares so tendered unless the Offer is terminated.

1.6 RESERVED

1.7 Public Announcement. Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent, except as may be required by Law, including any filings with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Section 1.7 shall terminate and be null and void upon the earlier of (i) the Termination Date and (ii) consummation of the Merger.

1.8 Disclosure. Stockholder hereby authorizes Parent and Purchaser to publish and disclose in any announcement or disclosure required by the SEC, The Nasdaq Stock Market or any other national securities exchange and in the Offer Documents and, if necessary, the Proxy Statement (each as defined in the Merger Agreement), (including all documents and schedules filed with the SEC in connection with either of the foregoing), its identity and ownership of the Securities and the nature of its commitments, arrangements and understandings under this Agreement. Parent and Purchaser hereby authorize Stockholder to make such disclosure or filings as may be required by the SEC or The Nasdaq Stock Market or any other national securities exchange.

2. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and Purchaser, as of the date hereof and as of the date Purchaser purchases Shares pursuant to the Offer, that:

2.1 Ownership. Stockholder has good and marketable title to, and is the sole legal and beneficial owner of the Securities set forth on Schedule I hereto, in each case free and clear of all liabilities, claims, liens, options, proxies, charges, participations and encumbrances of any kind or character whatsoever, other than those arising under the securities laws or under the Company’s governance documents or under any registration rights agreement between the Company and Stockholder (collectively, “Liens”). At the time Purchaser purchases the Shares pursuant to the Offer, Stockholder will transfer and convey to Parent or its designee good and marketable title to the Shares included in the Securities, free and clear of all Liens created by or arising through Stockholder.

2.2 Authorization. Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and has sole voting power and sole power of disposition, with respect to the Securities with no restrictions on its voting rights or rights of disposition pertaining thereto. Stockholder has duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws affecting enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is married and the Securities constitute community property, this Agreement has been duly authorized, executed and delivered by Stockholder’s spouse, and this Agreement is a legal, valid and binding agreement of Stockholder’s spouse, enforceable against Stockholder’s spouse in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws affecting enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.3 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) require Stockholder to file or register with, or obtain any permit, authorization, consent or approval of, any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity other than filings with the SEC pursuant to the Exchange Act, or (b) violate, or cause a breach of or default under, or conflict with any contract, agreement or understanding, any Law binding upon Stockholder, except for such violations, breaches, defaults or conflicts which are not, individually or in the aggregate, reasonably likely to have a material adverse effect on Stockholder’s ability to satisfy its obligations under this Agreement. No proceedings are pending which, if adversely determined, will have an adverse effect on any ability to vote or dispose of any of the Securities. The Stockholder has not previously assigned or sold any of the Securities to any third party (except for any such assignments permitted pursuant to Section 1.1 after the date hereof).

2.4 Stockholder Has Adequate Information. Stockholder is a sophisticated seller with respect to the Securities and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Securities and has independently and without reliance upon either Purchaser or Parent and based on such information as Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Stockholder acknowledges that neither Purchaser nor Parent has made and neither makes any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Stockholder acknowledges that the agreements contained herein with respect to the Securities by Stockholder are irrevocable (prior to the Termination Date), and that Stockholder shall have no recourse to the Securities, Parent or Purchaser, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement.

2.5 No Setoff. The Stockholder has no liability or obligation related to or in connection with the Securities other than the obligations to Parent and Purchaser as set forth in this Agreement. There are no legal or equitable defenses or counterclaims that have been or may be asserted by or on behalf of the Company or Stockholder to reduce the amount of the Securities or affect the validity or enforceability of the Securities.

3. Representations and Warranties of Parent and Purchaser. Parent and Purchaser hereby represent and warrant to Stockholder, as of the date hereof that:

3.1 Authorization. Parent and Purchaser have all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Parent and Purchaser have duly executed and delivered this Agreement and this Agreement is a legal, valid and binding agreement of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms.

3.2 No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate, or cause a breach of or default under, any contract or agreement, any statute or law, or any judgment, decree, order, regulation or rule of any governmental agency, authority, administrative or regulatory body, court or other tribunal, foreign or domestic, or any other entity or any arbitration award binding upon Parent or Purchaser, except for such violations, breaches or defaults which are not reasonably likely to have a material adverse effect on either Parent’s or Purchaser’s ability to satisfy its obligations under this Agreement.

4. Survival of Representations and Warranties. The respective representations and warranties of Stockholder, Parent and Purchaser contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto. The representations and warranties contained herein shall not survive the Termination Date, subject to Section 6.1.

5. Specific Performance. Stockholder acknowledges that Purchaser and Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder which are contained in this Agreement. It is accordingly agreed that, in addition to any other remedies which may be available to Purchaser and Parent upon the breach by Stockholder of such covenants and agreements, Purchaser and Parent shall have the right to obtain injunctive relief to restrain any breach or threatened breach of such covenants or agreements or otherwise to obtain specific performance of any of such covenants or agreements.

6. Miscellaneous.

6.1 Term. This Agreement and all obligations hereunder shall terminate upon the earlier of (i) the day after the Merger is consummated, (ii) the End Date (as defined in the Merger Agreement), (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to Stockholder, and (iv) the termination of the Merger Agreement pursuant to Section 8 thereof and, if due in connection therewith, the payment in full of the Termination Fee (the earliest of (i), (ii), (iii) and (iv), the “Termination Date”). Upon termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party from liability arising from any willful breach prior to such termination.

6.2 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) Stockholder makes no agreement or understanding herein in any capacity other than in Stockholder’s capacity as a record holder and beneficial owner of Securities, and (b) nothing herein will be construed to limit or affect any action or inaction by Stockholder or any Representative of Stockholder, as applicable, serving on the Company Board of Directors or as an officer or fiduciary of the Company, acting in such person’s capacity as a director, officer or fiduciary of the Company.

6.3 Expenses. Each of the parties hereto shall pay its own expenses incurred in connection with this Agreement. Each of the parties hereto warrants and covenants to the others that it will bear all claims for brokerage fees attributable to action taken by it.

6.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective representatives and permitted successors and assigns.

6.5 Entire Agreement. This Agreement contains the entire understanding of the parties and supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by the parties hereto.

6.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.7 Assignment. Without limitation of Section 1.1, this Agreement shall be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. Except as provided in Section 1.1, no party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that each of Parent and Purchaser may freely assign its rights to another direct or indirect wholly owned subsidiary of Parent or Purchaser without such prior written approval but no such assignment shall relieve Parent or Purchaser of any of its obligations hereunder. Any purported assignment requiring consent without such consent shall be void.

6.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

6.9 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or by electronic mail (with receipt confirmed by telephone), or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

(a) if to Parent or Purchaser, to:

Telephone:

Facsimile:

Email:

with a copy to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

Attn:   Paul Kinsella

   Christopher Comeau

Email: paul.kinsella@ropesgray.com

   christopher.comeau@ropesgray.com

Telephone:        (617) 951-7000

Facsimile:         (617) 951-7050

(b) If to Stockholder, to the addresses indicated on Schedule I hereto.

Any party may by notice given in accordance with this Section 6.9 to the other parties to designate updated information for notices hereunder.

6.10 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to its principles of conflicts of Laws.

6.11 Enforceability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible and, absent agreement among the parties, a court is authorized to so modify this Agreement.

6.12 Further Assurances. From time to time, at Parent’s request and without further consideration, Stockholder shall execute and deliver to Parent such documents and take such action as Parent may reasonably request in order to consummate more effectively the transactions contemplated hereby.

6.13 Remedies Not Exclusive. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

6.14 Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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IN WITNESS WHEREOF, Parent, Purchaser and Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

[PARENT]

By:

Name:
Title:

[PURCHASER]

By:

Name:
Title:

STOCKHOLDER:

Name:

SCHEDULE I TO

THE TENDER AND VOTING AGREEMENT

1.	Securities held by Stockholder:

Stockholder	Shares	Options to Purchase Shares	Restricted Stock

2.	Address to which notices or other communications are to be sent in accordance with Section 6.9 of this Agreement:

Stockholder:

Facsimile:
Email:

with a copy to:

Facsimile:
Email:

and with a copy to: